Filed pursuant to Rule 497(e) Registration Statement Nos. 33-29180
and 811-05823

Supplement dated May 21, 2010, to the
Prospectus dated November 27, 2009, regarding the
Domini Social Equity Fund®
Institutional Shares

Effective on May 21, 2010, the eligibility requirements applicable to the Institutional Shares of the Domini Social Equity Fund set forth on page A-7 of the Prospectus have been modified to establish a $2 million minimum *initial* investment for all Institutional Share accounts, including defined contribution plan accounts. Defined contribution plan accounts continue to qualify for Institutional Share investment at the sponsor level and cannot be aggregated with defined contribution plans of unaffiliated sponsors to meet the $2 million minimum initial investment amount. Omnibus or other accounts for which Domini provides recordkeeping and/or other services or for which the Fund is required to pay any type of administrative payment per participant account are not eligible for the Institutional Shares.

The chart on page 27 of the Fund's prospectus reflecting the Domini Funds' initial and subsequent investment minimums for eligible shareholders is replaced by the following:

Investment minimum **Initial/Additional Investment**	**Share classes**			
	Investor	Class A	Institutional	Class R
Individual and Joint Accounts (nonretirement)	$2500/$100	$2500/$100	$2 million/none	N/A
Individual Retirement Accounts (IRAs)	$1500/$100	$1500/$100	$2 million/none	N/A
Uniform Gifts/Transfers to Minor Accounts (UGMA/UTMA); Coverdell Education Savings Accounts	$1500/$100	$1500/$100	$2 million/none	N/A
Employer-Sponsored Retirement and Benefit Plan Accounts (e.g., 401(k), SEP-IRA, SIMPLE IRA)	$2500/$100	$2500/$100	$2 million/none	None
Accounts for Organizations (e.g., trust, corporation, partnership, endowment, foundation, or other entity)	$2500/$100	$2500/$100	$2 million/none	None

If you have any questions concerning this supplement, please contact Domini at 1-800-582-6757.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE.